Exhibit (a)(5)(g)

GENERAL WILLIAM LYON ANNOUNCES EXPIRATION OF TENDER OFFER FOR

WILLIAM LYON HOMES SHARES; EXPECTS LYON FAMILY OWNERSHIP TO

EXCEED 90% OF OUTSTANDING SHARES

Plans to Complete Short-Form Merger

Following Expiration of Subsequent Offering Period

Newport Beach, Calif. — May 15, 2006 — General William Lyon today announced the expiration of his tender offer to purchase all of the outstanding shares of the common stock of William Lyon Homes (NYSE: WLS) not already owned by him for $109.00 net per share in cash, and that he has accepted for payment all shares validly tendered and not withdrawn in the offer. Based on preliminary information provided by the depositary, as described in more detail below, the shares tendered, together with the shares already owned by General Lyon, The William Harwell Lyon 1987 Trust and The William Harwell Lyon Separate Property Trust, represent in excess of 90% of the outstanding shares of William Lyon Homes, thereby enabling General Lyon to effect a short-form merger with the Company under Delaware law. General Lyon intends to complete the short-form merger as soon as practicable following the expiration on May 17, 2006 of the subsequent offering period described below.

Stockholders whose shares were validly tendered and not properly withdrawn prior to the expiration of the offer will promptly receive the offer price of $109.00 net per share in cash. Based on preliminary information, Computershare Trust Company of New York, the depositary for the offer, has advised General Lyon that 1,645,660 shares were validly tendered and not withdrawn prior to the expiration of the offer, including approximately 349,417 shares tendered by notice of guaranteed delivery. The tendered shares, together with the shares already owned by General Lyon, The William Harwell Lyon 1987 Trust and The William Harwell Lyon Separate Property Trust, represent approximately 90.6% of the shares of William Lyon Homes common stock currently outstanding. Excluding 20,800 shares tendered thus far on behalf of Mr. Wade H. Cable, President and Chief Operating Officer of William Lyon Homes, the number of shares tendered and not withdrawn represents approximately 73.6% of the outstanding William Lyon Homes shares not owned by General Lyon, the two Lyon trusts and the officers and directors of the Company immediately prior to the commencement of the offer, thereby satisfying the majority of the minority condition of the offer. Mr. Cable controls through a family trust an additional 226,908 shares which have not been tendered, representing approximately 2.6% of the shares currently outstanding. The final count of shares tendered, including guaranteed deliveries, will be available by May 18, 2006.

General Lyon also announced that he will provide a subsequent offering period of three (3) business days, expiring at 12:00 midnight, New York City time, on Wednesday, May 17, 2006, unless extended. During the subsequent offering period, holders of shares of William Lyon Homes common stock that were not previously tendered in the offer may tender their shares in exchange for $109.00 net per share in cash on the same terms that applied prior to the initial expiration of the offer. General Lyon will pay for any shares tendered during the subsequent offering period promptly after such shares are validly tendered. Shares that are properly tendered in the offer, whether before or after the commencement of the subsequent offering period, may not be withdrawn during the subsequent offering period, as provided by Rule 14d-7(a)(2) under the Securities Exchange Act of 1934, as amended

The purpose of the subsequent offering period is to afford William Lyon Homes stockholders who did not tender their shares prior to the initial expiration of the offer more time to tender their shares and receive the same offer price of $109.00 net per share in cash. All other terms and conditions of the offer remain the same, as set forth in the tender offer materials disseminated by General Lyon. As promptly as practicable after the expiration of the subsequent offering period, General Lyon intends to effect a merger of William Lyon Homes with a newly formed Delaware corporation, in which merger all remaining holders of William Lyon Homes common stock will receive the same consideration for their shares as the holders who tendered their shares in the offer. Stockholders who have already tendered their shares or who tender their shares during the subsequent offering period will not be entitled to exercise statutory appraisal rights under Delaware law.

General Lyon has engaged Computershare Trust Company to act as depositary in connection with the tender offer. Questions and requests for documentation in connection with the tender offer may be directed to Georgeson Shareholder Communications Inc., the information agent for the tender offer, at (800) 868-1362.

This press release is intended for informational purposes only and is not an offer to buy, a solicitation of an offer to sell or a recommendation to sell any shares of William Lyon Homes common stock. The solicitation of offers to sell shares of William Lyon Homes common stock is made pursuant to a tender offer statement on Schedule TO and an offer to purchase and related materials filed with the SEC. William Lyon Homes stockholders and other interested parties are urged to read the tender offer statement on Schedule TO, the offer to purchase, William Lyon Homes’ Solicitation/Recommendation Statement on Schedule 14D-9, and other relevant documents filed with the SEC because they contain important information. Investors can obtain the tender offer statement and other publicly filed documents without charge from the web site maintained by the SEC at www.sec.gov.